Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in HUTCHMED (China) Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

PROPOSALS FOR

RE-ELECTION OF DIRECTORS

AND

GENERAL MANDATES TO ISSUE NEW SHARES

AND REPURCHASE SHARES

Capitalized terms used in this cover page should have the same meanings as those defined in the section headed “Definitions” in this circular.

A letter from the Board is set out on pages 7 to 11 of this circular.

The AGM will be an electronic/hybrid meeting to be held on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time) at the Principal Meeting Place (being 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong) with online access through the Online Platform (https://meetings.computershare.com/Hutchmed2024AGM). The notice convening the AGM is set out on pages 12 to 16 of this circular. A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the Company website at www.hutch-med.com and the HKEXnews Website at www.hkexnews.hk. Irrespective of whether Shareholders will attend the AGM physically or online, they are encouraged to appoint the Chairman of the AGM as their proxy. Shareholders are recommended to complete and sign the form of proxy in accordance with the instructions printed thereon and return it (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked. For the AGM convened to be held on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time), the deadline to submit completed forms of proxy is Wednesday, May 8, 2024 at 5:00 pm Hong Kong time (10:00 am London time).

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

April 9, 2024

CONTENTS

Page

Guidance for the Annual General Meeting	1

Definitions	5

Letter from the Board

Introduction	7

Annual General Meeting	8

Re-election of Directors	9

General Mandates to Issue New Shares and Repurchase Shares	10

Recommendation	11

Appendix I – Notice of Annual General Meeting	12

Appendix II – Details of Directors	17

Appendix III – Explanatory Statement	26

- i -

GUIDANCE FOR THE ANNUAL GENERAL MEETING

This AGM will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the AGM physically at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (Principal Meeting Place) or electronically through the Online Platform (https://meetings.computershare.com/Hutchmed2024AGM, see further below).

ATTENDANCE AT THE AGM

The Company reminds Shareholders that physical attendance at the AGM is not compulsory for the purpose of exercising their voting rights, and encourages Shareholders to vote through the Online Platform or by appointing the Chairman of the AGM as their proxy and submit their form of proxy as early as possible and in any event no later than 48 hours before the time for holding the AGM or any adjournment or postponement thereof.

No refreshments or drinks will be served at the Principal Meeting Place.

ONLINE PLATFORM

In addition to physical attendance at the AGM, Shareholders (including their proxies and corporate representatives) can attend, participate and vote by electronic means at the AGM through the Online Platform at https://meetings.computershare.com/Hutchmed2024AGM. Shareholders participating in the AGM using the Online Platform will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Votes cast through the Online Platform are irrevocable once the voting session at the AGM ends. Further, once the online voting has closed, the votes which a registered Shareholder has submitted through the Online Platform will supersede any votes which may be cast by his/ her proxy (if any) at the AGM (whether by physical attendance or online).

The Online Platform will be open for registered Shareholders and non-registered Shareholders, as well as their proxies and corporate representatives (see below for login details and arrangements) to log in approximately 30 minutes prior to the commencement of the AGM (i.e. from 4:30 pm Hong Kong time (9:30 am London time) on May 10, 2024) and can be accessed from any location with internet connection by a smart phone, tablet device or computer. Shareholders, as well as their proxies and corporate representatives, should allow ample time to check into the Online Platform to complete the related procedures. An Online User Guide for the AGM is available at www.hutch-med.com for more information.

Login details for registered Shareholders

Login details to access the Online Platform including a unique username and a password, for registration and authentication purposes, are included in the notification letter from the Company to registered Shareholders dated April 9, 2024 (the “Shareholder Notification”).

GUIDANCE FOR THE ANNUAL GENERAL MEETING

Login details for non-registered Shareholders

Non-registered Shareholders who wish to attend, participate and vote at the AGM using the Online Platform should:

(1)	contact and instruct their banks, brokers, custodians, nominees or HKSCC Nominees Limited through which their Shares are held (together, the “Intermediaries”) to appoint themselves as proxies or corporate representatives to attend the AGM; and

(2)	provide their email addresses to their Intermediaries as early as possible and in any event, before the time limit required by the relevant Intermediaries.

Login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, to the email addresses of the non- registered Shareholders provided by them through the Intermediaries. Any non-registered Shareholder who has provided an email address through the relevant Intermediaries for this purpose but has not received the login details by email by 12:00 noon Hong Kong time (5:00 am London time) on Thursday, May 9, 2024 should reach out to (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company for assistance. Without the login details, the non-registered Shareholder will not be able to attend, participate and vote at the AGM through the Online Platform. Non-registered Shareholders should therefore give clear and specific instructions to their Intermediaries in respect of both (1) and (2) above.

Login details for duly appointed proxies or corporate representatives

Login details to access the Online Platform will be sent by (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, to the email addresses of the proxies provided in the relevant forms of proxy.

For corporate Shareholders which wish to appoint representatives to attend, participate and vote at the AGM on their behalf through the Online Platform, please call (a) the Hong Kong Branch Share Registrar of the Company, at +852 2862 8558 or (b) the Principal Share Registrar of the Company, at +44 (0)370 707 4040 for arrangement.

Any proxy or corporate representative who has not received the login details by email by 12:00 noon Hong Kong time (5:00 am London time) on Thursday, May 9, 2024 should reach out to (a) the Hong Kong Branch Share Registrar of the Company or (b) the Principal Share Registrar of the Company for assistance.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

General

Registered and non-registered Shareholders (including their proxies or corporate representatives) should note that only one device is allowed for each set of login details. Please keep the login details in safe custody for use at the AGM and do not disclose them to anyone else. Neither the Company nor its officers or its agents assume any responsibility or liability whatsoever in connection with the transmission of the login details or any use of the login details for voting or otherwise. They should also note that an active and stable internet connection is required in order to allow them to participate, vote and submit questions through the Online Platform. It is the users’ own responsibility to ensure that they have a sufficient and stable internet connection.

QUESTIONS AT AND PRIOR TO THE AGM

Shareholders (including their proxies or corporate representatives) attending the AGM through the Online Platform will be able to submit questions (whether in English or Chinese) relevant to the proposed resolutions online during the AGM.

If any Shareholders wish to send questions prior to the AGM, please do so by email from Friday, May 3, 2024 (9:00 am Hong Kong time (2:00 am London time)) to Wednesday, May 8, 2024 (5:00 pm Hong Kong time (10:00 am London time)) to AGM@hutch-med.com (for registered Shareholders, specifying the 10-digit shareholder reference number starting with “C” (SRN) as printed on the top right corner of the Shareholder Notification).

Whilst the Company will endeavor to respond to as many questions as possible at the AGM, due to time constraints, it is possible that not all questions could be dealt with at the AGM. Unanswered questions may be responded to after the AGM as appropriate.

PROXY APPOINTMENT IN ADVANCE OF THE AGM

Shareholders are encouraged to submit their completed forms of proxy well in advance of the AGM. Return of a completed form of proxy will not preclude a Shareholder from attending and voting, physically at the Principal Meeting Place or electronically through the Online Platform, at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy appointment shall be deemed to be revoked.

Submission of forms of proxy for registered Shareholders

A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the Company website at www.hutch-med.com and the HKEXnews Website at www.hkexnews.hk.

GUIDANCE FOR THE ANNUAL GENERAL MEETING

For the AGM convened to be held on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time), the deadline to submit completed forms of proxy is Wednesday, May 8, 2024 at 5:00 pm Hong Kong time (10:00 am London time). Completed forms of proxy must be returned before the deadline (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com.

Appointment of proxy for non-registered Shareholders

Non-registered Shareholders should contact their Intermediaries as soon as possible for assistance regarding the appointment of proxy.

A dedicated area of the Company website (https://www.hutch-med.com/event/) is assigned to provide timely updates and useful information on the AGM arrangements. Alongside the usual investor relations section on the Company website and the HKEXnews Website, Shareholders can access the latest information of the AGM. Shareholders should check the Company website for future announcements and updates on the AGM arrangements.

If Shareholders have any questions relating to the AGM, please contact the Share Registrars of the Company as follows:

Hong Kong Branch Share Registrar

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Telephone:	+852 2862 8558
Facsimile:	+852 2865 0990
Website:	www.computershare.com/hk/contact

Principal Share Registrar

Computershare Investor Services (Jersey) Limited
13 Castle Street, St. Helier

Jersey, Channel Islands JE1 1ES

Telephone:	+44 (0)370 707 4040
Facsimile:	+44 (0)370 873 5851
Website:	www.computershare.com/uk/business/other/contact-us

DEFINITIONS

In this circular, unless otherwise defined or the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American depositary share(s) issued by Deutsche Bank Trust Company Americas, each representing ownership of five Shares;

“AGM” or “Annual General Meeting”	the annual general meeting of the Company convened as an electronic/ hybrid meeting to be held on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time) at the Principal Meeting Place with online access through the Online Platform (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong at 9:00 am Hong Kong time on that day, at the same time and place and through the same Online Platform on Tuesday, May 14, 2024), notice of which is set out on pages 12 to 16 of this circular, and any adjournment or postponement thereof. The Hong Kong Government may issue an announcement on “extreme conditions” in the event of, for example, serious disruption of public transport services, extensive flooding, major landslides or large-scale power outage after super typhoons;

“Articles of Association”	the amended and restated articles of association of the Company, as amended from time to time;

“Board”	the board of Directors;

“close associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Company”	HUTCHMED (China) Limited, an exempted company incorporated in the Cayman Islands with limited liability whose Shares are listed on the Main Board of the SEHK, the AIM market of the London Stock Exchange and in the form of ADSs on the NASDAQ Global Select Market;

“CKHH”	CK Hutchison Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability whose shares are listed on the Main Board of the SEHK (Stock Code: 1);

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“HKEXnews Website”	https://www.hkexnews.hk, a dedicated website for the dissemination of information, including issuer information, established by Hong Kong Exchanges and Clearing Limited;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

DEFINITIONS

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China;

“Issue Mandate”	the general mandate to issue, allot and dispose of additional Shares;

“Latest Practicable Date”	March 26, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“Listing Rules”	the Rules Governing the Listing of Securities on the SEHK;

“Online Platform”	the internet based platform (https://meetings.computershare.com/Hutchmed2024AGM) through which Shareholders can attend, participate and vote by electronic means at the AGM;

“Principal Meeting Place”	1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong;

“Repurchase Mandate”	the general mandate to repurchase Shares;

“SEHK”	The Stock Exchange of Hong Kong Limited;

“SFO”	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time;

“Share(s)”	ordinary share(s) of par value US$0.10 each in the share capital of the Company;

“Shareholder(s)”	holder(s) of the Share(s);

“Special Resolution”	a resolution which has been passed by a majority of not less than three-fourths of votes cast by members, corporate representatives or proxies at a general meeting;

“Takeovers Code”	the Code on Takeovers and Mergers issued by the Securities and Futures Commission in Hong Kong; and

“US$”	United States dollars, the lawful currency of the United States.

In the event of any inconsistency, the English version of this circular shall prevail over the Chinese version.

LETTER FROM THE BOARD

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

Board of Directors:	Registered Office:
Executive Directors	P.O. Box 309
Mr TO Chi Keung, Simon (Chairman)	Ugland House
Dr Weiguo SU (Chief Executive Officer and Chief Scientific Officer)	Grand Cayman, KY1-1104
Mr CHENG Chig Fung, Johnny (Chief Financial Officer)	Cayman Islands

Non-executive Directors	Principal Place of Business:
Dr Dan ELDAR	48th Floor
Ms Edith SHIH	Cheung Kong Center
Ms Ling YANG	2 Queen’s Road Central
Independent Non-executive Directors	Hong Kong

Mr Paul Rutherford CARTER (Senior Independent Director)
Mr Graeme Allan JACK
Professor MOK Shu Kam, Tony

Company Secretary:
Ms Edith SHIH

April 9, 2024

Dear Shareholder(s),

NOTICE OF ANNUAL GENERAL MEETING

PROPOSALS FOR

RE-ELECTION OF DIRECTORS

AND

GENERAL MANDATES TO ISSUE NEW SHARES

AND REPURCHASE SHARES

1.	INTRODUCTION

The purpose of this circular is to give Shareholders notice of the forthcoming AGM (the “Notice of AGM”) to be held as an electronic/hybrid meeting on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time) at the Principal Meeting Place (being 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong) with online access through the Online Platform (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong at 9:00 am (Hong Kong time) on that day, at the same time and place and through the same Online Platform on Tuesday, May 14, 2024). This circular also provides information regarding salient resolutions to be proposed at the AGM: (i) the re-election of Directors; and (ii) the grant to the Directors the Issue Mandate and the Repurchase Mandate.

LETTER FROM THE BOARD

2.	ANNUAL GENERAL MEETING

The Notice of AGM is set out in Appendix I to this circular.

All the resolutions to be proposed at the AGM set out in the Notice of AGM will be voted on by way of a poll pursuant to Article 69 of the Articles of Association. The results of the poll will be posted on the Company website at www.hutch-med.com and the HKEXnews Website at www.hkexnews.hk.

A form of proxy for use at the AGM is enclosed with this circular. The form of proxy can also be downloaded from the above websites. Shareholders are recommended to appoint the Chairman of the AGM as their proxy by completing and signing the form of proxy in accordance with the instructions printed thereon and returning it (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each case, as soon as possible and in any event no later than 48 hours before the time appointed for holding the AGM or any adjournment or postponement thereof. For the AGM convened to be held on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time), the deadline to submit completed proxy forms is Wednesday, May 8, 2024 at 5:00 pm Hong Kong time (10:00 am London time). Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform at the AGM or at any adjournment or postponement thereof should the Shareholder subsequently so wish and, in such event, the proxy appointment shall be deemed to be revoked.

Please also see “Guidance for the Annual General Meeting” on pages 1 to 4 of this circular for the AGM arrangements this year.

LETTER FROM THE BOARD

3.	RE-ELECTION OF DIRECTORS

Pursuant to Article 89(3) of the Articles of Association, Ms Ling Yang, who was appointed as a Non-executive Director on July 13, 2023, will hold office until the AGM and, being eligible, has offered herself for re-election at the AGM.

Further, the Articles of Association of the Company requires not less than one-third of the Directors to retire by rotation at each annual general meeting, and the retiring Directors are eligible to offer themselves for re-election. To follow the market practice in the United Kingdom whereby all directors are subject to annual re-election, Mr To Chi Keung, Simon, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Dr Dan Eldar, Ms Edith Shih, Mr Paul Rutherford Carter, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony will all retire at the AGM and, being eligible, have offered themselves for re-election at the AGM.

The Nomination Committee has considered the structure, size, diversity profile and skill sets matrix of the current Board and has confirmed that each Director who is proposed to be re-elected at the AGM continues to possess the character, experience, integrity and the levels of skills, care and diligence required of a Director of the Company in respect of decisions to be taken at both the Board and, where applicable, Committee levels to ensure the long term sustainable success of the Company. The Nomination Committee has also reviewed the independence of Mr Paul Rutherford Carter, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony and has determined that each of them remains independent.

Further, the Nomination Committee has conducted an annual evaluation of the performance of the Board and its Committees. It concluded that each Director continues to make effective and valuable contributions to the Board and demonstrates commitment to the role.

Details of the Directors who are proposed to be re-elected at the AGM as required to be disclosed under the Listing Rules are set out in Appendix II to this circular.

Any Shareholder who wishes to nominate a person to stand for election as a Director at the AGM should lodge with the Company Secretary of the Company at 48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong within the period from Thursday, April 11, 2024 to Wednesday, April 17, 2024, both days inclusive, (i) written nomination of the candidate, (ii) written confirmation from such nominated candidate of his/her willingness to be elected as Director, and (iii) biographical details of such nominated candidate as required under Rule 13.51(2) of the Listing Rules for publication by the Company.

LETTER FROM THE BOARD

4.	GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on May 12, 2023, special resolutions were passed to grant general mandates to the Directors (i) to issue, allot and dispose of such number of additional Shares not exceeding 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution; and (ii) to repurchase Shares not exceeding 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution. These general mandates are due to expire at the conclusion of the AGM.

At the AGM, approval will be sought from Shareholders for the Issue Mandate and the Repurchase Mandate as follows:

(i)	to authorize the Board to issue, allot and dispose of such number of additional Shares not exceeding 10 per cent. (instead of 20 per cent. as permitted under the Listing Rules) of the total number of Shares in issue at the date of the passing of the relevant resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the Shares into a larger or smaller number of Shares after the passing of such resolution). Any additional Shares to be allotted or issued pursuant to such a general mandate shall not be at a discount of more than 10 per cent. (instead of 20 per cent. as permitted under the Listing Rules) to the “benchmarked price” (as described in Rule 13.36(5) of the Listing Rules). The relevant special resolution is set out in agenda item No. 4 of the Notice of AGM; and

(ii)	to authorize the Board to repurchase on applicable stock exchanges Shares, including any form of depositary interests or American depositary shares representing the right to receive such Shares issued by the Company, up to a maximum of 10 per cent. of the total number of Shares in issue at the date of the passing of the relevant resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the Shares into a larger or smaller number of Shares after the passing of such resolution). The relevant ordinary resolution is set out in agenda item No. 5 of the Notice of AGM.

In respect of the Issue Mandate, the Board wishes to state that it has no immediate plans to issue any new Shares pursuant to the general mandate under the special resolution in agenda item No. 4 of the Notice of AGM.

An explanatory statement, as required under the Listing Rules, to provide requisite information to Shareholders for considering the proposal to grant Directors the Repurchase Mandate is set out in Appendix III to this circular.

LETTER FROM THE BOARD

5.	RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and its Shareholders as a whole. The Board also considers that it is in the interests of the Company and its Shareholders to re-elect those Directors retiring at, or holding office until, the AGM who, being eligible, have offered themselves for re-election at the AGM as well as to grant the Issue Mandate and the Repurchase Mandate to the Directors. Accordingly, the Board recommends the Shareholders to vote in favor of all such resolutions at the AGM.

Yours faithfully

To Chi Keung, Simon

Chairman

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq/AIM Code: HCM; HKEX Stock Code: 13)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of HUTCHMED (China) Limited (the “Company”) will be held as an electronic/hybrid meeting at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong (the “Principal Meeting Place”) with online access through an online platform on Friday, May 10, 2024 at 5:00 pm Hong Kong time (10:00 am London time) (or, in the event that a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on that day, at the same time and place and through the same online platform on Tuesday, May 14, 2024) for the following purposes:

All resolutions will be proposed as Ordinary Resolutions, save for the resolution in item No. 4, which will be proposed as a Special Resolution.

1.	To consider and adopt the audited Financial Statements, and the Reports of the Directors and the Independent Auditors for the year ended December 31, 2023.

2.	To re-elect Directors.

3.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the Auditors of the Company for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorize the Directors to fix the Auditors’ remuneration.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

4.     To consider and, if thought fit, pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby unconditionally given to the Directors during the Relevant Period (as hereinafter defined) to issue, allot and dispose of such number of additional shares of the Company (otherwise than pursuant to the exercise of options granted under any share option scheme adopted by the Company) not exceeding ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), such mandate to include the granting of offers, agreements or options to subscribe for shares of the Company which require the exercise of such powers or the allotment and issue of shares of the Company during or after the Relevant Period and the pre-emption rights under Article 13(4) of the Articles of Association of the Company should not apply to the general mandate;

(b)	any shares of the Company to be allotted and issued (whether wholly or partly for cash or otherwise) pursuant to the mandate in paragraph (a) of this Resolution shall not be at a discount of more than ten per cent. to the Benchmarked Price (as hereinafter defined) of such shares of the Company; and

(c)	for the purposes of this Resolution:

“Benchmarked Price” means the price which is the higher of:

(i)	the closing price of the shares of the Company as quoted on The Stock Exchange of Hong Kong Limited on the date of the agreement involving the relevant proposed issue of shares of the Company; and

(ii)	the average closing price as quoted on The Stock Exchange of Hong Kong Limited of the shares of the Company for the five trading days immediately preceding the earliest of:

(A)	the date of announcement of the transaction or arrangement involving the relevant proposed issue of shares of the Company;

(B)	the date of the agreement involving the relevant proposed issue of shares of the Company; and

(C)	the date on which the price of shares of the Company that are proposed to be issued is fixed.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

“Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by a resolution of the shareholders of the Company in general meeting.”

5.	To consider and, if thought fit, pass with or without modifications, the following resolution as an Ordinary Resolution:

ORDINARY RESOLUTION

“THAT:

(a)	subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase on AIM, a market regulated by the London Stock Exchange, the NASDAQ Global Select Market and The Stock Exchange of Hong Kong Limited or any other stock exchanges on which the securities of the Company are traded and recognized for this purpose, shares of the Company (including any form of depositary interests or American depositary shares representing the right to receive such shares issued by the Company), in accordance with all applicable laws and the requirements of the applicable stock exchanges as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the maximum number of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed ten per cent. of the total number of shares of the Company in issue at the date of the passing of this Resolution (such total number to be subject to adjustment in the case of any conversion of any or all of the shares of the Company into a larger or smaller number of shares of the Company after the passing of this Resolution), and the said approval shall be limited accordingly; and

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

(iii)	the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

By Order of the Board

Edith Shih

Non-executive Director and Company Secretary

Hong Kong, April 9, 2024

Notes:

a.	The Annual General Meeting will be an electronic/hybrid meeting. Shareholders have the option of attending, participating and voting at the Annual General Meeting physically at the Principal Meeting Place or electronically through online access at https://meetings.computershare.com/Hutchmed2024AGM (the “Online Platform”). Shareholders attending and participating in the Annual General Meeting electronically will also be counted towards the quorum and they will be able to cast their votes and submit questions through the Online Platform. Details of the Online Platform are set out in the circular of the Company (the “Circular”) and the letter to shareholders both dated April 9, 2024.

b.	At the Annual General Meeting, the Chairman of the Annual General Meeting will put each of the above resolutions to be voted by way of a poll pursuant to Article 69 of the Articles of Association of the Company.

c.	Any Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a Shareholder.

d.	All Shareholders who wish to appoint a proxy to attend and vote at the Annual General Meeting are recommended to appoint the Chairman of the Annual General Meeting as their proxy by completing, signing and returning the form of proxy in accordance with the instructions printed thereon.

e.	To be valid, the completed and signed form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority must be returned (a) (i) to the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, or (ii) by email to HKProxy@hutch-med.com, or (b) (i) to the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, or (ii) by email to UKProxy@hutch-med.com, in each ease, as soon as possible and in any event no later than 48 hours before the time for holding the Annual General Meeting or any adjournment or postponement thereof. Shareholders are recommended to return forms of proxy by email where possible and, if they elect to return forms of proxy by post, ample time should be allowed for postal delivery.

f.	Completion and return of the form of proxy will not preclude a Shareholder from attending and voting physically at the Principal Meeting Place or electronically through the Online Platform, at the Annual General Meeting or at any adjournment or postponement thereof should the Shareholder subsequently so wish, and, in such event, the proxy appointment shall be deemed to be revoked.

APPENDIX I	NOTICE OF ANNUAL GENERAL MEETING

g.	The register of members of the Company will be closed from Tuesday, May 7, 2024 to Friday, May 10, 2024 (or to Tuesday, May 14, 2024, in the event that the Annual General Meeting is to be held on Tuesday, May 14, 2024 because of a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government), both days inclusive, during which period no transfer of Shares will be effected, to determine Shareholders’ entitlement to attend and vote at the Annual General Meeting (or at any adjournment or postponement thereof). In order to qualify for attending at the Annual General Meeting, all share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 pm Hong Kong time on Monday, May 6, 2024 or (b) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited at c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Monday, May 6, 2024.

h.	In the case of holders of depositary interests representing ordinary shares in the Company, a form of instruction must be completed in order to appoint Computershare Company Nominees Limited, the custodian of the Company (the “Custodian”), to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting. To be effective, a completed and signed form of instruction (and any power of attorney or other authority under which it is signed) must be delivered to the offices of the Custodian, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, by no less than 72 hours (excluding weekends and public holidays) before the time fixed for the Annual General Meeting or any adjourned meeting.

i.	In the case of holders of American depositary shares representing ordinary shares in the Company, a form of instruction must be completed in order to instruct Deutsche Bank Trust Company Americas, the depositary bank of the Company, to vote on the holder’s behalf at the Annual General Meeting or, if the Annual General Meeting is adjourned, at the adjourned meeting or by proxy. To be effective, a completed and signed voting instruction form must be delivered to the offices of the respective proxy service vendors, by no later than 10:00 am on Monday, April 29, 2024 (New York city time).

j.	In relation to agenda item No. 2 above, Mr To Chi Keung, Simon, Dr Weiguo Su, Mr Cheng Chig Fung, Johnny, Dr Dan Eldar, Ms Edith Shih, Mr Paul Rutherford Carter, Mr Graeme Allan Jack and Professor Mok Shu Kam, Tony will retire at the Annual General Meeting, while Ms Ling Yang will hold office until the Annual General Meeting and, all of them being eligible, have offered themselves for re-election at the Annual General Meeting. Details of the above Directors are set out in Appendix II to the Circular.

k.	Procedures for Shareholders to propose a person for election as a Director of the Company at the Annual General Meeting are set out under the section headed “Re-election of Directors” in the Circular.

l.	In relation to ordinary resolution in agenda item No. 5 above, the explanatory statement containing the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of an authority for the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, is set out in Appendix III to the Circular.

m.	Any Shareholder with disability who has particular access request for physical attendance at the Annual General Meeting may contact the Company Secretary by phone at (852) 2128 1188 or by email to cosec@hutch-med.com on or before 5:00 pm Hong Kong time (10:00 am London time) on Thursday, May 2, 2024.

n.	BAD WEATHER ARRANGEMENTS

The Annual General Meeting will be held on Friday, May 10, 2024 as scheduled regardless of whether or not an amber or red rainstorm warning signal is in force in Hong Kong at any time on that day.

However, if a black rainstorm warning signal, a tropical cyclone warning signal no. 8 or above, or “extreme conditions” announced by the Hong Kong Government is/are in force in Hong Kong, at 9:00 am Hong Kong time on Friday, May 10, 2024, the Annual General Meeting will not be held on that day but will be automatically postponed and, by virtue of this notice, be held at the same time and place and through the same Online Platform on Tuesday, May 14, 2024 instead. The Hong Kong Government may issue an announcement on “extreme conditions” in the event of, for example, serious disruption of public transport services, extensive flooding, major landslides or large-scale power outage after super typhoons.

Shareholders may call the hotline at (852) 3169 3868 or visit the Company website at www.hutch-med.com for details of the postponement and alternative meeting arrangements.

Shareholders should carefully consider the risk of physical attendance at the Annual General Meeting under bad weather conditions, having regard to their personal circumstances and if they should choose to do so, they are advised to exercise due care and caution.

o.	In the event of any inconsistency, the English version of this notice shall prevail over the Chinese version.

APPENDIX II	DETAILS OF DIRECTORS

As required by the Listing Rules, the particulars of the Directors proposed to be re-elected at the AGM are set out in this Appendix II.

1.	TO Chi Keung, Simon, BSc, ACGI, MBA

Mr To, aged 72, has been a Director since 2000 and an Executive Director and Chairman of the Company since 2006. He is also a member of the Nomination Committee, Remuneration Committee and Technical Committee of the Company. He is the managing director of Hutchison Whampoa (China) Limited and has been with this company for over 40 years, building its business from a small trading company to a multi-billion dollar investment group. He has negotiated major transactions with multinational corporations such as Procter & Gamble, Lockheed, Pirelli, Beiersdorf, United Airlines, and British Airways. He is currently a non-executive director of Gama Aviation Plc, which is admitted to trading on AIM and formerly served as independent non-executive director on the boards of China Southern Airlines Company Limited and Air China Limited.

Mr To’s career in China spans more than 45 years. He is the original founder of the China healthcare business of Hutchison Whampoa Limited (“HWL”, currently a subsidiary of CKHH) and has been instrumental in its acquisitions made to date. He received a Bachelor’s degree in Mechanical Engineering from Imperial College, London and a Master in Business Administration from Stanford University’s Graduate School of Business.

Mr To is a director of certain substantial shareholders (within the meaning of the SFO) of the Company and certain companies controlled by substantial shareholders of the Company. Save as disclosed above, Mr To does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr To had a personal interest in 1,020,000 Shares and a family interest in 1,446,185 Shares, in aggregate representing approximately 0.28% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr To’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr To as an Executive Director and Chairman of the Company, a member of the Nomination Committee, Remuneration Committee and Technical Committee of the Company under his appointment letter are US$70,000, US$5,000, US$5,000 and US$5,000 per annum respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr To that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

2.	Weiguo SU, BSc, PhD

Dr Su, aged 66, has been an Executive Director since 2017 and Chief Executive Officer of the Company since 2022. He is also Chief Scientific Officer of the Company since 2012. He is also a member of the Technical Committee of the Company. Dr Su has headed all drug discovery and research since he joined the Company, including master-minding the scientific strategy of the Company, being a key leader of the Oncology/Immunology operations, and responsible for the discovery of each and every small molecule drug candidate in our pipeline. Prior to joining the Company in 2005, Dr Su worked with the U.S. research and development department of Pfizer, Inc.

In 2017, Dr Su was granted the prestigious award by the China Pharmaceutical Innovation and Research Development Association (PhIRDA) as one of the Most Influential Drug R&D Leaders in China.

Dr Su received a Bachelor of Science degree in Chemistry from Fudan University in Shanghai and completed a PhD and Post-Doctoral Fellowship in Chemistry at Harvard University under the guidance of Nobel Laureate Professor E. J. Corey.

Dr Su does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Su had a personal interest in 9,522,086 Shares, representing approximately 1.09% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Su’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Dr Su as an Executive Director of the Company and a member of the Technical Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Dr Su as Chief Executive Officer and Chief Scientific Officer of the Company are US$1,993,800 per annum in salary and cash bonus. There will also be equity compensation of up to US$4,652,200 per annum, including performance based and non-performance based portions. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such amounts are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Dr Su that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

3.	CHENG Chig Fung, Johnny, BEc, CA

Mr Cheng, aged 57, has been an Executive Director since 2011 and Chief Financial Officer of the Company since 2008. He is a member of the Sustainability Committee of the Company.

Prior to joining the Company, Mr Cheng was Vice President, Finance of Bristol Myers Squibb in China and was a director of Sino-American Shanghai Squibb Pharmaceuticals Ltd. and Bristol-Myers Squibb (China) Investment Co. Ltd. in Shanghai between late 2006 and 2008.

Mr Cheng started his career as an auditor with Price Waterhouse (currently PricewaterhouseCoopers) in Australia and then KPMG in Beijing before spending eight years with Nestlé China where he was in charge of a number of finance and control functions in various operations. Mr Cheng received a Bachelor of Economics, Accounting Major from the University of Adelaide and is a member of Chartered Accountants Australia and New Zealand.

Mr Cheng does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Cheng had a personal interest in 2,695,625 Shares, representing approximately 0.31% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Cheng’s service as an Executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Cheng as an Executive Director, and a member of the Sustainability Committee of the Company under his appointment letter are US$70,000 and US$5,000 per annum respectively. The emoluments specified in the service agreement appointing Mr Cheng as Chief Financial Officer of the Company are US$338,123 per annum and such amount of discretionary bonus which the Company may decide to pay. Such emoluments are determined by reference to the performance and profitability of the Company as well as his personal performance, remuneration benchmark in the industry and the prevailing market conditions. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr Cheng that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

4.	Dan ELDAR, BA, MA, MA, PhD

Dr Eldar, aged 70, has been a Non-executive Director of the Company since 2016. He has more than 30 years of experience as a senior executive, leading global operations in telecommunications, water, biotech and healthcare. He is an executive director of Hutchison Water Israel Ltd which focuses on large scale projects including desalination, wastewater treatment and water reuse. He was formerly an independent non-executive director of Leumi Card Ltd., a subsidiary of Bank Leumi Le-Israel B.M., one of Israel’s leading credit card companies.

Dr Eldar received a Doctor of Philosophy degree in Government from Harvard University, Master of Arts degree in Government from Harvard University, Master of Arts degree in Political Science and Public Administration from the Hebrew University of Jerusalem and a Bachelor of Arts degree in Political Science from the Hebrew University of Jerusalem.

Dr Eldar does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Dr Eldar had a personal interest in 150,660 Shares, representing approximately 0.02% of the issued Shares, within the meaning of Part XV of the SFO. The term of Dr Eldar’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. No director fees will be payable to Dr Eldar as a Non-executive Director of the Company.

Save as disclosed above, there are no other matters concerning Dr Eldar that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

5.	Edith SHIH, BSE, MA, MA, EdM, Solicitor, FCG(CS, CGP), HKFCG(CS, CGP)(PE)

Ms Shih, aged 72, has been a Non-executive Director since 2006, the Company Secretary of the Company and the company secretary of Group companies since 2000. She is also chairman of the Sustainability Committee of the Company. She has over 35 years of experience in legal, regulatory, corporate finance, compliance and corporate governance fields. She is also executive director and company secretary of CKHH. She has been with the Cheung Kong (Holdings) Limited (“CKH”) group since 1989 and with HWL since 1991. Both CKH and HWL were formerly listed on the Stock Exchange and became wholly-owned subsidiaries of CKHH in 2015. She has acted in various capacities within the HWL group, including head group general counsel and company secretary of HWL as well as director and company secretary of HWL subsidiaries and associated companies. Ms Shih is in addition a non-executive director of Hutchison Telecommunications Hong Kong Holdings Limited which is listed on the Stock Exchange, Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust which is listed on the Singapore Exchange and a commissioner of PT Duta Intidaya Tbk, which is listed on the Indonesia Stock Exchange. The aforementioned companies are either subsidiaries or associated companies of CKHH of which Ms Shih has oversight as a director of CKHH. She is a past international president and current member of the Council of The Chartered Governance Institute (“CGI”) as well as a past president and current honorary advisor of The Hong Kong Chartered Governance Institute (“HKCGI”). She is also a current member and past chairperson of the nomination committee of HKCGI. Further, she is also chairman of the Process Review Panel for the Accounting and Financial Reporting Council (formerly known as the Financial Reporting Council) and a member of the Executive Committee and Council of The Hong Kong Management Association. She was also a member of the Securities and Futures Appeals Tribunal.

Ms Shih is a solicitor qualified in England and Wales, Hong Kong and Victoria, Australia and a fellow of both the CGI and HKCGI, holding Chartered Secretary and Chartered Governance Professional dual designations. She holds a Bachelor of Science degree and a Master of Arts degree from the University of the Philippines as well as a Master of Arts degree and a Master of Education degree from Columbia University, New York.

Ms Shih is a director of certain substantial shareholders (within the meaning of the SFO) of the Company and certain companies controlled by certain substantial shareholders of the Company. Save as disclosed above, Ms Shih does not have any relationship with any other Directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Ms Shih had a personal interest in 1,200,000 Shares, representing approximately 0.14% of the issued Shares, within the meaning of Part XV of the SFO. The term of Ms Shih’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. No director or committee fees will be payable to Ms Shih as a Non-executive Director of the Company and chairman of the Sustainability Committee of the Company.

APPENDIX II	DETAILS OF DIRECTORS

Ms Shih was an alternate director to Mr Fok Kin Ning, Canning, a non-executive director of Peregrine Investments Holdings Limited (“Peregrine”) (from December 3, 1997 to January 11, 1998), an investment bank incorporated in Bermuda and registered under Part XI of the former Companies Ordinance (Cap. 32 of the Laws of Hong Kong). Peregrine commenced compulsory liquidation on March 18, 1998 and was finally dissolved on December 17, 2018. The total claim admitted by the liquidators of Peregrine amounted to HK$15,278 million. Ms Shih had no involvement whatsoever in the management of Peregrine prior to, throughout or after her period of alternate directorship at Peregrine.

Save as disclosed above, there are no other matters concerning Ms Shih that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

6.	Ling YANG, BA, BSc, MBA

Ms Yang, aged 44, has been a Non-executive Director of the Company since July 2023. She has been the managing director of Carlyle since January 2017 and co-head of Carlyle Asia Healthcare since November 2021, in charge of advising in healthcare investment and portfolio activities of Carlyle in China. She is also chairwoman and non-executive director of ADICON Holdings Limited, which is listed on the Stock Exchange.

Prior to Carlyle Group, Ms Yang worked in private equity at KKR Asia Limited and in investment banking at Goldman Sachs in the U.S. She was formerly a director of Shenzhen Salubris Pharmaceuticals Co., Ltd, which is listed on the Shenzhen Stock Exchange.

Ms Yang graduated summa cum laude and is a member of Phi Beta Kappa with a Bachelor’s degree in Economics and Computer Science from Smith College and she received her Master of Business Administration degree from Harvard Business School.

Save as her role with Carlyle, Ms Yang does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Ms Yang does not have any interest in the ordinary shares of the Company within the meaning of Part XV of the SFO. The term of Ms Yang’s service as a Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. No director fees will be payable to Ms Yang as a Non-executive Director of the Company.

Save as disclosed above, there are no other matters concerning Ms Yang that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

7.	Paul Rutherford CARTER, BA, FCMA

Mr Carter, aged 63, has been a senior Independent Non-executive Director of the Company since 2017. He is also chairman of the Remuneration Committee and a member of the Audit Committee and Technical Committee of the Company. He has more than 26 years of experience in the pharmaceutical industry. From 2006 to 2016, Mr Carter served in various senior executive roles at Gilead Sciences, Inc. (“Gilead”), a research-based biopharmaceutical company, with the last position as executive vice president, commercial operations. In this role, Mr Carter headed the worldwide commercial organization responsible for the launch and commercialization of all of the products of Gilead. He also worked as a senior executive at GlaxoSmithKline Plc (currently GSK Plc.). He is currently a director of Immatics N.V. which is listed on the Nasdaq Global Market, and a director of Kyowa Kirin International Plc. He is the chairman of Evox Therapeutics and a retained advisor to several firms active in the life sciences sector. He was formerly a director of Alder Biopharmaceuticals, Inc., which was listed on Nasdaq Global Market, a director of Mallinckrodt plc (“Mallinckrodt”), which is listed on the New York Stock Exchange, and a director of VectivBio Holding AG which is listed on Nasdaq Global Market.

Mr Carter received a degree in Business Studies from the Ealing School of Business and Management (now merged into University of West London) and is a Fellow of the Chartered Institute of Management Accountants in the United Kingdom.

Mr Carter does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Carter had a personal interest in 108,925 Shares, representing approximately 0.01% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Carter’s service as a senior Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Carter as a senior Independent Non-executive Director of the Company, chairman of Remuneration Committee and a member of the Audit Committee and Technical Committee of the Company under his appointment letter are US$83,500, US$12,000, US$13,500 and US$8,000 per annum respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

In 2020, Mallinckrodt and certain of its subsidiaries voluntarily initiated proceedings (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States code to modify its capital structure, including restructuring portions of its debt, and to resolve potential legal liabilities. In connection with the filing of the Chapter 11 Cases, Mallinckrodt entered into a restructuring support agreement with key creditors and litigation parties outlining the terms of a financial restructuring, which include reducing its debt by approximately US$1.3 billion.

Save as disclosed above, there are no other matters concerning Mr Carter that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

8.	Graeme Allan JACK, BCom, CA(ANZ), FHKICPA

Mr Jack, aged 73, has been an Independent Non-executive Director of the Company since 2017. He is also chairman of the Audit Committee and a member of the Nomination Committee and Remuneration Committee of the Company. He has more than 40 years of experience in finance and audit. He retired as partner of PricewaterhouseCoopers in 2006 after a distinguished career with the firm for over 33 years. He is currently an independent non-executive director of The Greenbrier Companies, Inc. (an international supplier of equipment and services to the freight rail transportation markets which is listed on the New York Stock Exchange). He was formerly a director of COSCO SHIPPING Development Co., Ltd. (formerly known as “China Shipping Container Lines Company Limited”, an integrated financial services platform principally engaged in vessel and container leasing and listed on the Shanghai Stock Exchange and Hong Kong Stock Exchange). He was also formerly a director of Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust (a developer and operator of deep water container terminals which is listed on the Singapore Stock Exchange).

Mr Jack received a Bachelor of Commerce degree from University of New South Wales, Australia and is a Fellow of the Hong Kong Institute of Certified Public Accountants and an Associate of Chartered Accountants Australia and New Zealand.

Mr Jack does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr Jack had a personal interest in 86,695 Shares, representing approximately 0.01% of the issued Shares, within the meaning of Part XV of the SFO. The term of Mr Jack’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Mr Jack as an Independent Non-executive Director of the Company, chairman of Audit Committee and a member of the Nomination Committee and Remuneration Committee of the Company under his appointment letter are US$76,000, US$21,000, US$7,000 and US$7,000 per annum respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Mr Jack that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX II	DETAILS OF DIRECTORS

9.	MOK Shu Kam, Tony, BMSc, MD, FRCPC, FHKCP, FHKAM, FRCP(Edin), FASCO

Professor Mok, aged 63, has been an Independent Non-executive Director of the Company since 2017. He is also chairman of the Nomination Committee and Technical Committee and a member of the Audit Committee and Sustainability Committee of the Company. Professor Mok has more than 35 years of experience in clinical oncology with his main research interest focusing on biomarker and molecular targeted therapy in lung cancer. He is currently Li Shu Fan Medical Foundation named professor and chairman of department of clinical oncology at The Chinese University of Hong Kong.

Professor Mok has contributed to over 300 articles in international peer reviewed journals, as well as multiple editorials and textbooks. In October 2018, Professor Mok was the first Chinese to be bestowed with the European Society for Medical Oncology (ESMO) Lifetime Achievement Award, one of the most prestigious international honors and recognitions given to cancer researchers, for his contribution to and leadership in lung cancer research worldwide. In September 2023, Professor Mok was awarded The Sixth Fok Ying-Tung Prize – The World Outstanding Chinese Doctor Award, for his contribution in lung cancer research.

Professor Mok is a non-executive director of AstraZeneca PLC, which is listed on the main market of the London Stock Exchange, a non-executive independent director of Lunit USA Inc. and a member of the scientific advisory board of Prenetics Global Limited (“Prenetics”), which is listed on Nasdaq. He is co-founder of Sanomics Limited (acquired by ACT Genomics Holdings Ltd. in November 2021) and Aurora Tele-Oncology Limited. He was formerly a board director of the American Society of Clinical Oncology (“ASCO”), a steering committee member of the Chinese Society of Clinical Oncology, past president of the International Association for the Study of Lung Cancer, and the chairman of the board of ACT Genomics Holdings Ltd. until it was acquired by Prenetics in December 2022. Professor Mok is also closely affiliated with the oncology community in China and has been awarded an Honorary Professorship at Guangdong Province People’s Hospital, Guest Professorship at Peking Union Medical College Hospital, Visiting Professorship at Shanghai Jiao Tong University and Distinguished Professorship at Fujian Cancer Hospital. He received his Bachelor of Medical Science degree and a Doctor of Medicine from University of Alberta, Canada. He is also a fellow of the Royal College of Physicians and Surgeons of Canada, Hong Kong College of Physicians, Hong Kong Academy of Medicine, Royal College of Physicians of Edinburgh and ASCO.

Professor Mok does not have any relationship with any other Directors, senior management, substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Professor Mok had a personal interest in 136,705 Shares, representing approximately 0.02% of the issued Shares, within the meaning of Part XV of the SFO. The term of Professor Mok’s service as an Independent Non-executive Director of the Company is subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the provisions of the Articles of Association. The director’s fees of Professor Mok as an Independent Non-executive Director of the Company, chairman of Nomination Committee and Technical Committee and a member of the Audit Committee and Sustainability Committee of the Company under his appointment letter are US$76,000, US$12,000, US$13,000, US$13,500 and US$7,000 per annum respectively. Such fees are subject to review from time to time and proration for an incomplete year of service.

Save as disclosed above, there are no other matters concerning Professor Mok that are required to be brought to the attention of the shareholders, nor is there other information that is required to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

APPENDIX III	EXPLANATORY STATEMENT

This explanatory statement contains information required pursuant to Rule 10.06(1)(b) of the Listing Rules in relation to the Repurchase Mandate.

1.	Issued Shares

As at the Latest Practicable Date, the total number of Shares in issue was 871,256,270. Subject to the passing of the ordinary resolution in agenda item No. 5 and on the basis that no further Shares are issued or repurchased prior to the AGM, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 87,125,627 Shares, representing 10% of the total number of Shares in issue at the date of the passing of the ordinary resolution in agenda item No. 5.

2.	Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from its Shareholders to enable the Directors to repurchase the Shares in the market.

Such repurchases may, depending on market conditions and funding requirements at the time, lead to an enhancement of the net asset value per Share attributable to the Shareholders and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders.

3.	Funding of Repurchase

Repurchases of Shares must be funded out of funds legally available for such purpose in accordance with the Articles of Association, the applicable listing rules of stock exchanges and all applicable laws and regulations of the Cayman Islands, including profits of the Company or the proceeds of a fresh issue of the Shares made for the purpose of the repurchase.

In the event that the Repurchase Mandate was to be exercised in full at any time during the proposed period within which the Repurchase Mandate may be exercised, there might be a material adverse impact on the working capital and/or gearing position of the Company as compared with the position of the Company as disclosed in the audited financial statements for the year ended December 31, 2023 contained in the 2023 annual report of the Company. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital and/or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX III	EXPLANATORY STATEMENT

4.    Share Prices

The highest and lowest prices at which the Shares were traded on the SEHK during each of the previous 12 months up to the Latest Practicable Date were as follows:

	Highest	Lowest
	(HK$)	(HK$)
March 2023	28.35	20.10
April 2023	29.50	19.22
May 2023	26.15	18.66
June 2023	21.45	17.44
July 2023	24.80	18.16
August 2023	25.30	20.50
September 2023	27.30	22.15
October 2023	33.45	25.25
November 2023	33.80	27.60
December 2023	31.75	25.40
January 2024	29.00	19.34
February 2024	25.95	19.00
March 1, 2024 up to the Latest Practicable Date	31.50	22.15

5.	Undertaking

The Directors will, so far as the same may be applicable, exercise the power of the Company to make repurchases pursuant to the ordinary resolution in agenda item No. 5 in the Notice of AGM in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquires, their close associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the Shareholders.

No core connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the Shareholders.

Neither this explanatory statement nor the proposed share repurchase has any unusual features.

APPENDIX III	EXPLANATORY STATEMENT

6.	Takeovers Code

If, on exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 26 and Rule 32 of the Takeovers Code. As a result, a Shareholder or group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 and Rule 32 of the Takeovers Code.

As at the Latest Practicable Date, certain indirect wholly-owned subsidiaries of CKHH held 332,589,430 Shares, representing approximately 38.17% of the total number of Shares in issue. In the event that the Directors exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the ordinary resolution in agenda item No. 5 in the Notice of AGM, then (assuming such shareholdings as at the Latest Practicable Date otherwise remain the same) the total interests of the CKHH Group would be increased from approximately 38.17% to approximately 42.42% of the total number of Shares in issue.

In the opinion of the Directors, such increase may give rise to an obligation to make a mandatory offer under Rule 26 and Rule 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in such mandatory offer obligation arising.

7.	Share Repurchase made by the Company

The Company has not repurchased any of its Shares (whether on the applicable stock exchanges or otherwise) in the six months preceding the Latest Practicable Date.

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